SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Resolution of the Ordinary General Meeting of Shareholders (Friday, June 24, 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 24, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department

June 24, 2011

To: Shareholders

Yasuo Masumoto Representative Director, Chairman, President & CEO KUBOTA Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 121st Ordinary General Meeting of Shareholders held on June 24, 2011.

Matters reported:

1.	Business report for the 121st period (from April 1, 2010 to March 31, 2011), the consolidated financial statements and the non-consolidated financial statements for the 121st period

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters resolved:

1st Subject: Matters concerning election of 8 Directors

The above proposal was approved and passed as proposed.

Four persons, namely Messrs. Yasuo Masumoto, Tetsuji Tomita, Satoru Sakamoto and Yuzuru Mizuno were re-elected, and four persons, namely Messrs. Takeshi Torigoe, Masayoshi Kitaoka, Toshihiro Kubo and Junichi Sato were newly elected.

Messrs. Yuzuru Mizuno and Junichi Sato are outside Directors.

2nd Subject: Matters concerning election of 4 Corporate Auditors

The above proposal was approved and passed as proposed.

Four persons, namely Messrs. Hirokazu Nara, Hiroshi Shiaku, Akira Negishi and Ryoji Sato were newly elected.

Messrs. Akira Negishi and Ryoji Sato are outside Corporate Auditors.

3rd Subject: Matters concerning bonus payments for Directors

The proposal concerning payments of ¥ 93 million of bonuses for 6 Directors was approved and passed as proposed.

End of document

Directors and Corporate Auditors (as of June 24, 2011)

Directors

1	Representative Director, Chairman, President &CEO	Yasuo Masumoto
2	Representative Director and Executive Vice President	Tetsuji Tomita
3	Director and Senior Managing Executive Officer	Satoru Sakamoto
4	Director and Senior Managing Executive Officer	Takeshi Torigoe
5	Director and Managing Executive Officer	Masayoshi Kitaoka
6	Director and Managing Executive Officer	Toshihiro Kubo
7	Director	Yuzuru Mizuno
8	Director	Junichi Sato

Corporate Auditors

1	Corporate Auditor	Hirokazu Nara
2	Corporate Auditor	Hiroshi Shiaku
3	Corporate Auditor	Masao Morishita
4	Corporate Auditor	Akira Negishi
5	Corporate Auditor	Ryoji Sato

Executive Officers (as of June 24, 2011)

1	Senior Managing Executive Officer	Eisaku Shinohara
2	Senior Managing Executive Officer	Masatoshi Kimata
3	Senior Managing Executive Officer	Nobuyuki Toshikuni
4	Managing Executive Officer	Hideki Iwabu
5	Managing Executive Officer	Katsuyuki Iwana
6	Managing Executive Officer	Kenshiro Ogawa
7	Managing Executive Officer	Tetsu Fukui
8	Managing Executive Officer	Satoshi Iida
9	Managing Executive Officer	Shigeru Kimura
10	Executive Officer	Masakazu Tanaka
11	Executive Officer	Taichi Itoh
12	Executive Officer	Yujiro Kimura
13	Executive Officer	Shinji Sasaki
14	Executive Officer	Hiroshi Matsuki
15	Executive Officer	Yuichi Kitao
16	Executive Officer	Kunio Suwa
17	Executive Officer	Toshihiko Kurosawa
18	Executive Officer	Hiroshi Kawakami
19	Executive Officer	Satoshi Machida
20	Executive Officer	Masaharu Tabata
21	Executive Officer	Yoshiyuki Fujita
22	Executive Officer	Kaoru Hamada
23	Executive Officer	Takashi Uei*

*	Mr. Takashi Uei has assumed his office as Executive Officer on June 1, 2011.